As filed with the Securities and Exchange Commission on December 27, 2005

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3
Schedule TO
Tender Offer Statement
Under Section 14(d)(1) or 13(e)(4) of the Securities Exchange Act of 1934

The European Equity Fund, Inc.

(Name of Subject Company (Issuer))

The European Equity Fund, Inc.

(Name of Filing Person (Offeror))

298768102

(CUSIP Number of
Class of Securities)

The European Equity Fund, Inc.
(formerly The Germany Fund, Inc.)
345 Park Avenue
New York, New York 10154

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)
With a copy to:
John T. Bostelman, Esq.
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee

$25,937,205.45 (a)	$3,052.81 (b)
(a)	Calculated as the aggregate maximum purchase price to be paid for 2,957,998 shares in the offer, based upon a price per share of $8.77, which represents 95% of the net asset value per share at November 8, 2005.
(b)	Calculated as $117.70 per $1,000,000 of the Transaction Valuation.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$3,051.81
Form or Registration No.:	Schedule TO
Filing Party:	The European Equity Fund, Inc.
Date Filed:	November 10, 2005
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Introductory Statement
      This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO (“Schedule TO”) filed with the Securities and Exchange Commission (the “Commission”) on November 10, 2005 by The European Equity Fund, Inc., a Maryland corporation (the “Fund”) pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, in connection with the Fund’s offer to purchase up to 2,957,998 of its issued and outstanding shares of Common Stock, par value $0.001 per share (the “Shares”), for cash at a price equal to 95% of the net asset value per Share, determined as of the close of the regular trading session of the New York Stock Exchange on the day following the expiration of the tender offer, as described more fully in the Schedule TO.
      The purpose of this Amendment No. 3 is to amend Item 12(a) of the Schedule TO to add the following exhibit.

Item 12.	Exhibits.

(a)(9)	Press release of The European Equity Fund, Inc. dated December 16, 2005

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, COMPLETE and correct.

THE EUROPEAN EQUITY FUND, INC.
	By:	/s/ Carole Coleman
		Name:	Carole Coleman
Dated: December 16, 2005		Title:	Secretary

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